

May 31, 2011

Mr. Robert C. McPherson, III
Senior Vice President and Chief Financial Officer
Metals USA Holdings Corp.
2400 E. Commercial Blvd., Suite 905
Fort Lauderdale, Florida 33308

> **Re:** **Metals USA Holdings Corp.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 001-34685**
>
> **Flag Intermediate Holdings Corp.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 333-132918**
>
> **Metals USA, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 001-13123**

Dear Mr. McPherson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the companies or the filings and the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

David R. Humphrey
Branch Chief